      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 3, 1999
                                                   REGISTRATION NO. 333-00000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               PREMIER PARKS INC.
             (Exact name of registrant as specified in its charter)

          DELAWARE                                     13-3995059
 (State or jurisdiction of                (I.R.S. Employer Identification No.)
incorporation or organization)
                            ------------------------

                           11501 NORTHEAST EXPRESSWAY
                          OKLAHOMA CITY, OKLAHOMA 73131
                                 (405) 475-2500
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                            ------------------------

                                   COPIES TO:

   JAMES M. COUGHLIN, ESQ.                          DANAL F. ABRAMS, ESQ.
     PREMIER PARKS INC.                           THELEN REID & PRIEST LLP
    122 EAST 42ND STREET                             40 WEST 57TH STREET
 NEW YORK, NEW YORK  10168                        NEW YORK, NEW YORK 10019
       (212) 599-4690                                  (212) 603-2000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. /_/

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /_/
                            ------------------------

                         CALCULATION OF REGISTRATION FEE


-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                            Proposed Maximum        Proposed Maximum
Title of each Class of Securities to be    Amount to be    Offering Price Per      Aggregate Offering     Amount of Registration
Registered                                 Registered(1)  Security or Per Unit(2)         Price                    Fee
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.025 par value
  per share .............................    1,200,000           $35.75               $42,900,000              $11,926.20
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------


(1) The number of shares being registered represents the registrant's good faith estimate of the maximum number of shares that may be issued to the selling stockholder upon repayment of a promissory note held by the selling stockholder.
(2) Calculated pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based upon the closing price of the Common Stock on the New York Stock Exchange on June 2, 1999.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                    Subject to Completion dated June 3, 1999

PROSPECTUS

                                           SHARES
                                -----------

                               PREMIER PARKS INC.

                                  COMMON STOCK
                         -------------------------------


    These shares are being sold by the selling stockholder identified under the caption "Selling Stockholder." The selling stockholder acquired these shares in connection with our acquisition on May 25, 1999 of the White Water Atlanta water park (together with an adjacent family entertainment center) near Atlanta, Georgia. We will not receive any proceeds from the sale of these shares.

    Our common stock is listed on the New York Stock Exchange under the trading symbol "PKS". On June 2, 1999, the closing sale price of the common stock was $35 3/4.

                           ---------------------------


    CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 8 IN THIS PROSPECTUS.

                           ---------------------------


    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                     ---------------------------------------


                      THE DATE OF THIS PROSPECTUS IS , 1999

    You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.


                                TABLE OF CONTENTS


                                                                              Page
                                                                              ----

Where You Can Find More Ynformation............................................  3
Special Note On Forward-Looking Statements.....................................  4
Prospectus Summary.............................................................  5
Risk Factors...................................................................  8
Use Of Proceeds................................................................ 15
Selling Stockholder............................................................ 15
Unaudited Pro Forma Statement Of Operations And Other Data..................... 17
Plan Of Distribution........................................................... 23
Legal Matters.................................................................. 24
Experts........................................................................ 24


                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. Our Common Stock is listed on the New York Stock Exchange. Our reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         This prospectus is part of a Registration Statement on Form S-3 filed with the SEC under the Securities Act of 1933. This prospectus omits some of the information contained in the Registration Statement. You should refer to the Registration Statement for further information with respect to Premier Parks Inc. and the securities offered by this prospectus. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC is not necessarily complete, and in each case you should refer to the copy of the document filed for complete information.

         The SEC allows us to "incorporate by reference" the information we file with it, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities covered by this prospectus are sold by the selling stockholder.

         1. Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999.

         2. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

         3. The audited financial statements of Six Flags Entertainment Corporation as of December 28, 1997 and December 29, 1996 and for each of the three years in the period ended December 28, 1997 contained in our registration statement on Form S-3 (Registration No. 333-46897) declared effective March 26, 1998.

         4. The description of our common stock contained in our registration statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act.

         5. The description of the Rights relating to the shares of common stock contained in our registration statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act.

         6.   Our Current Report on Form 8-K filed May 7, 1999.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                   Premier Parks Inc.
                   11501 Northeast Expressway
                   Oklahoma City, Oklahoma 73131
                   Attention: Richard Kipf, Corporate Secretary
                   Telephone: (405) 475-2500

         LOONEY TUNES, BUGS BUNNY, DAFFY DUCK, TWEETY BIRD and YOSEMITE SAM are copyrights and trademarks of Warner Bros., a division of Time Warner Entertainment Company, L.P. ("TWE"). BATMAN AND SUPERMAN are copyrights and trademarks of DC Comics, a partnership between TWE and a subsidiary of Time Warner Inc.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

         Some of the statements contained in or incorporated by reference in this prospectus discuss our plans and strategies for our business or state other forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements, including the following:

         o the success or failure of our efforts to implement our business strategy
         o the other factors discussed under the heading "Risk Factors" and elsewhere in this prospectus

         We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of important risks of an investment in our securities, including factors that could cause actual results to differ materially from results referred to in the forward-looking statements, see "Risk Factors." You should carefully consider the information set forth under the caption "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference in this prospectus might not occur.

--------------------------------------------------------------------------------


                               PROSPECTUS SUMMARY


THE COMPANY

         We are the largest regional theme park operator and the second largest theme park company in the world, based on 1998 attendance of approximately 38.7 million. We operate 34 regional parks, including 16 of the 50 largest theme parks in North America, based on 1998 attendance. Our theme parks serve 9 of the 10 largest metropolitan areas in the United States. We estimate that approximately two-thirds of the population of the continental United States live within a 150-mile radius of one of our theme parks.

         Our 34 parks are located in geographically diverse markets across the United States with concentrated populations, as well as in Mexico, France, Belgium and The Netherlands. In April 1998, we acquired all of the outstanding capital stock of Six Flags Entertainment Corporation. In March 1998, we acquired a controlling interest in Walibi, S.A. and now we own 98.6% of the outstanding capital stock of Walibi, S.A. Prior to the these acquisitions, we operated nine regional theme parks (seven of which include a water park component) and four water parks at locations across the United States. The parks acquired in the Six Flags acquisition consist of eight regional theme parks, as well as three separately gated water parks and a wildlife safari park (each of which is located near one of the theme parks). The Walibi parks include six regional theme parks, three located in France, two in Belgium and one in The Netherlands. More recently in May 1999, we acquired all of the outstanding capital stock of the companies that owned and operated the Reino Aventura theme park in Mexico City, Mexico and acquired the assets of two waterparks, the White Water Atlanta water park (together with an adjacent family entertainment center), located near Atlanta, Georgia, and Splashtown Water Park located near Houston, Texas.

         Six Flags has operated regional theme parks under the Six Flags name for over thirty years and has established a nationally recognized brand name. We have worldwide ownership of the "Six Flags" brand name. To capitalize on this name recognition, in the 1998 season we commenced use of the Six Flags name at one of our other parks (Six Flags Kentucky Kingdom) and we have added the name to four additional parks for the 1999 season (Six Flags Elitch Gardens, Six Flags America, Six Flags Darien Lake and Six Flags Marine World).

         During the 1998 operating season the domestic parks we then owned drew, on average, approximately 75% of their patrons from within a 100-mile radius, with approximately 36% of visitors utilizing group and other pre-sold tickets and approximately 23% utilizing season passes. Our parks are individually themed and provide a complete family-oriented entertainment experience. Our theme parks generally offer a broad selection of state-of-the-art and traditional "thrill rides," water attractions, themed areas, concerts and shows, restaurants, game venues and merchandise outlets. In the aggregate, our theme parks offer more than 800 rides, including over 90 roller coasters, making us the leading operator of thrill rides in the industry.

         As part of our Six Flags acquisition, we obtained the exclusive license for theme park usage throughout the United States (except the Las Vegas metropolitan area) and Canada of certain Warner Bros. and DC Comics characters. These characters include BUGS BUNNY, DAFFY DUCK, TWEETY BIRD, YOSEMITE SAM, BATMAN, SUPERMAN and others. Since 1991, Six Flags has used these characters to market its parks and to provide an enhanced family entertainment experience. Our license includes the right to sell merchandise featuring the characters at our parks, and to use the characters in our advertising, as walk-around characters, in theming for rides and attractions and in retail outlets. The license applies to all of our current theme parks, as well as parks we may acquire that meet certain criteria. Since the Six Flags acquisition, we have continued making extensive use of these characters at the Six Flags parks and, commencing in 1999, we will add the characters at many of our other U.S. parks. We believe using these characters promotes increased attendance, supports higher ticket prices, increases lengths-of-stay and enhances in-park spending.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


         Since 1989, under our current management we have assumed control of 33 parks and have achieved significant internal growth. For example, for the 1998 operating season, the 13 parks which we controlled prior to the acquisitions of Six Flags, Walibi, Reino Aventura, White Water Atlanta and Splashtown achieved same park growth in attendance, revenue and park-level operating cash flow (representing all park operating revenues and expenses without depreciation and amortization or allocation of corporate overhead or interest expense) of 14.3%, 21.5% and 36.0%, respectively, as compared to 1997.

         We believe that our parks benefit from limited direct competition, since the combination of a limited supply of real estate appropriate for theme park development, high initial capital investment, long development lead-time and zoning restrictions provides each of our parks with a significant degree of protection from competitive new theme park openings. Based on our knowledge of the development of other theme parks in the United States, we estimate that it would cost at least $200 million and would take a minimum of two years to construct a new regional theme park comparable to our largest parks.

         Our senior and operating management team has extensive experience in the theme park industry. Our nine senior executive officers have over 150 years aggregate experience in the industry and our twenty-five general managers have an aggregate of in excess of 440 years experience in the industry, including in excess of 320 years at our parks.


STRATEGY

         Our strategy for achieving growth includes pursuing internal growth opportunities at existing parks, expanding our parks, and making selective acquisitions.

         We believe there are substantial opportunities for continued internal growth at our parks. We seek to increase revenue by increasing attendance and per capita spending, while also maintaining strict control of operating expenses. The primary elements we use to achieve these objectives are:

         o    adding rides and attractions and improving overall park quality
         o    enhancing marketing and sponsorship programs
         o    increasing group sales, season passes and other pre-sold tickets
         o using ticket pricing strategies to maximize ticket revenues and park utilization
         o adding and enhancing restaurants and merchandise and other revenue outlets
         o    adding special events

         Our approach is designed to exploit the operating leverage inherent in the theme park business. Once parks achieve certain critical attendance levels, operating cash flow margins increase because revenue growth through incremental attendance gains and increased in-park spending is not offset by a comparable increase in operating expenses, because a large portion of these expenses is relatively fixed during any given year.

         We have expanded several of our parks by adding complimentary attractions, such as campgrounds, lodging facilities, new water parks and concert venues, in order to increase attendance and per capita spending. For example, for the 1998 season we constructed a hotel at our Darien Lake park to supplement the existing campgrounds and in 1998 we purchased campgrounds and a hotel adjacent to Geauga Lake. Further, we are adding a water park to Six Flags St. Louis for the 1999 season and plan to add a water park to Six Flags Great Adventure (located between New York City and Philadelphia) for the 2000 season. We own 400 acres adjacent to Six Flags America (formerly Adventure World) which are zoned for entertainment, recreational and residential uses and are available for complementary uses. In addition, we own over 1,500 undeveloped acres adjacent to Six Flags Great Adventure suitable for additional complimentary purposes. We also own additional acreage which is suitable for development at several of our other parks.

         The U.S. regional theme park industry is highly fragmented. We believe that there are numerous acquisition opportunities, both in the U.S. and abroad, through which we can expand our business. Although we will continue to pursue acquisitions of regional parks with annual attendance between 300,000 and 1.5 million, we will also consider acquisitions of larger parks or park chains.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


         We believe we have a number of competitive advantages in acquiring theme parks. Operators of destination or large regional park chains, other than Cedar Fair L.P., have not generally been actively seeking to acquire parks in recent years. Additionally, as a multi-park operator with a track record of successfully acquiring, improving and repositioning parks, we believe we have numerous competitive advantages over single-park operators in pursuing acquisitions and improving the operating results at acquired parks. These advantages include our ability to:

         o exercise group purchasing power (for both operating expenses and capital assets)
         o use the Six Flags brand name and the characters licensed from Warner Bros. and DC Comics
         o    achieve administrative economies of scale
         o attract greater sponsorship revenue and support from sponsors with nationally- recognized brands and marketing partners
         o    recruit and retain superior management
         o use our access to capital markets as well as our common stock as all or a portion of future acquisition consideration


ADDRESS

         Our executive offices are located at 11501 Northeast Expressway, Oklahoma City, Oklahoma 73131, (405) 475-2500, and at 122 East 42nd Street, New York, New York 10168, (212) 599-4690.


                                  THE OFFERING

Common stock offered by selling stockholder....................................... _______ shares

Common stock outstanding as of March 31, 1999..................................... 76,513,796 shares

New York Stock Exchange symbol.................................................... PKS

Use of proceeds................................................................... We will not receive any proceeds from the sale of the common stock sold by the selling
                                                                                   stockholder.


         The purpose of this offering is to register the resale of the shares of common stock owned by the selling stockholder. The selling stockholder acquired these shares in connection with our acquisition on May 25, 1999 of the White Water Atlanta water park (together with an adjacent family entertainment center) near Atlanta, Georgia. The selling stockholder is required to deliver a copy of this prospectus in connection with any sale of these shares.


--------------------------------------------------------------------------------

                                  RISK FACTORS

         YOU SHOULD CAREFULLY CONSIDER EACH OF THE FOLLOWING RISKS AND ALL OF THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN OUR COMMON STOCK. SOME OF THE FOLLOWING RISKS RELATE PRINCIPALLY TO OUR BUSINESS IN GENERAL AND THE INDUSTRY IN WHICH WE OPERATE. OTHER RISKS RELATE PRINCIPALLY TO THE SECURITIES MARKETS AND OWNERSHIP OF OUR SECURITIES. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY BELIEVE TO BE IMMATERIAL MAY ALSO ADVERSELY AFFECT OUR BUSINESS. IF ANY OF THE FOLLOWING RISKS AND UNCERTAINTIES DEVELOP INTO ACTUAL EVENTS, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED.


SUBSTANTIAL LEVERAGE -- OUR HIGH LEVEL OF INDEBTEDNESS AND OTHER MONETARY OBLIGATIONS REQUIRE THAT A SIGNIFICANT PART OF OUR CASH FLOW BE USED TO PAY INTEREST AND FUND THESE OTHER OBLIGATIONS.

         We have a high level of debt. As of March 31, 1999, Premier and its subsidiaries owed a combined total of approximately $2,086.9 million (including $185.4 million carrying value of notes which we will repay on or prior to December 15, 1999 with funds already deposited in escrow). We have to pay total interest on our debt in 1999 of approximately $145.9 million ($25.9 million of which we will pay with funds already deposited in escrow). We also have to pay annual dividends of $23.3 million on our mandatorily convertible preferred stock, although we can pay these dividends either in cash or shares of common stock. At March 31, 1999, we had approximately $261.4 million of cash and cash equivalents to help meet our obligations.

         In addition to making interest payments on debt and dividend payments on our preferred stock, we must satisfy the following obligations with respect to Six Flags Over Georgia and Six Flags Over Texas:

         o We must make annual distributions to our partners in such parks, which will amount to approximately $47.3 million in 1999 (of which we will be entitled to receive $14.4 million due to our current ownership interest in such parks) with similar amounts (adjusted for changes in cost of living) payable in future years.

         o We must spend a minimum of approximately 6% of each park's annual revenues over specified periods for capital expenditures, which in 1999 is expected to be approximately $14.6 million.

         o Each year we must offer to purchase partnership units from our partners in such parks, which amount in 1999 aggregated approximately $3.3 million.

         We will use cash flow from the operations at these parks to satisfy the first two obligations before we use any of our other funds. In addition, we have deposited in escrow approximately $75.0 million which can be used to satisfy these obligations. The obligations relating to Six Flags Over Georgia continue until 2027 and those relating to Six Flags Over Texas continue until 2028.

         Further, as a result of our purchase of Walibi, S.A., we have agreed to invest approximately $38.0 million from 1999 through 2002 to expand the six Walibi parks of which approximately $21.0 million is being invested for the 1999 season.

         Our high level of debt and other obligations could have important negative consequences to us and investors in our securities. These include:

         o    We may not be able to satisfy all of our obligations.

         o We could have problems obtaining necessary financing in the future for working capital, capital expenditures, debt service requirements, refinancing or other purposes.

         o We will have to use a significant part of our cash flow to make payments on our debt, to pay the dividends on preferred stock (if we choose to pay them in cash), and to satisfy the other obligations set forth above, which may reduce the capital available for operations and expansion.

         o Adverse economic or industry conditions may have more of a negative impact on us.


         We expect to be able to meet all of our obligations with existing cash, cash generated from the parks, and our current lines of credit. We believe that funds from these sources will be sufficient to meet our obligations and operating needs for the next several years and beyond. However, our business is subject to factors beyond our control, such as economic conditions, weather and competition. We cannot be sure that income from our parks will be as high as we expect. We may have to refinance all or some of our debt or secure new financing. We can not be sure that we will be able to obtain such refinancing or new loans on reasonable terms or at all. We have agreed in our loan agreements and the indentures covering certain of our outstanding notes to limit the amount of additional debt we will incur.

         If we can not meet all of our obligations, the market value and marketability of our common stock will likely be adversely affected. In addition, if we become the subject of bankruptcy proceedings, our creditors and preferred stockholders will be entitled to our assets before any distributions are made to common stockholders.

RESTRICTIVE COVENANTS -- OUR FINANCIAL AND OPERATING ACTIVITIES ARE LIMITED BY RESTRICTIONS CONTAINED IN THE TERMS OF OUR PRIOR FINANCINGS.

         The terms governing our and our subsidiaries' indebtedness impose significant operating and financial restrictions on us. These restrictions may significantly limit or prohibit us from engaging in certain transactions, including the following:

         o    incurring additional indebtedness

         o    creating liens on our assets

         o    paying dividends

         o    selling assets

         o    engaging in mergers or acquisitions

         o    making investments

         Our failure to comply with the terms and covenants in our and our subsidiaries' indebtedness could lead to a default under the terms of those documents, which would entitle the lenders to accelerate the indebtedness and declare all amounts owed due and payable. Moreover, the instruments governing our indebtedness contain cross-default provisions so that a default under any of our indebtedness will be considered a default under all other indebtedness. If a cross-default occurs, the maturity of almost all of our indebtedness could be accelerated and become immediately due and payable. If that happens, we would not be able to satisfy all of our debt obligations, which would have a substantial material adverse effect on the value of our common stock and our ability to continue as a going concern. We cannot assure you that we will be able to comply with these restrictions in the future or that our compliance would not cause us to forego opportunities that might otherwise be beneficial to us.

         Further, certain of our subsidiaries are required to comply with specified financial ratios and tests, including:

         o    interest expense

         o    fixed charges

         o    debt service

         o    total debt

         We are currently in compliance with all of these financial covenants and restrictions. However, events beyond our control, such as weather and economic, financial and industry conditions, may affect our ability to continue meeting these financial tests and ratios. The need to comply with these financial covenants and restrictions could limit our ability to expand our business or prevent us from borrowing more money when necessary.

MANAGEMENT OF GROWTH STRATEGY -- WE MAY NOT BE ABLE TO MANAGE OUR RAPID GROWTH OR INTEGRATe ACQUISITIONS.

         We have experienced significant growth through acquisitions and will continue to consider acquisition opportunities that arise. Such acquisitions could place a future strain on our operations. Our ability to manage future acquisitions will depend on our ability to evaluate new markets and investments, monitor operations, control costs, maintain effective quality controls and expand our internal management and technical and accounting systems.

         To fund future acquisitions, we may need to borrow more money or assume the debts of acquired companies. In taking on any debt, we must comply with the restrictions described above with respect to our existing indebtedness. If we do not receive necessary consents or waivers of such restrictions, we may be unable to make additional acquisitions.

         In the past, in certain circumstances we have used shares of our common stock to fund a portion of the price of acquisitions. In the future, we may again fund all or part of acquisitions by issuing new shares of our common stock or other securities which can be converted into common stock. Issuing such additional shares or convertible securities may cause a decrease in the per share market price of our common stock.

         If we do purchase additional businesses, it may negatively affect our earnings, at least in the short term. Further, we cannot guarantee that any future acquisition will generate the earnings or cash flow we expect. As with any expansion, unexpected liabilities might arise and the planned benefits may not be realized.

RISK OF ACCIDENTS -- THERE IS THE RISK OF ACCIDENTS OCCURRING AT OUR PARKS WHICH MAY REDUCE ATTENDANCE AND EARNINGS.

         Almost all of our parks feature "thrill rides." While we carefully maintain the safety of our rides, there are inherent risks involved with these attractions. An accident or an injury at any of our parks may reduce attendance at that and other parks, causing a drop in revenues.

         On March 21, 1999, a raft capsized in the river rapids ride at Six Flags Over Texas, resulting in one fatality and injuries to ten others. While the park is covered by our existing insurance, the impact of this incident on our financial position, operations or attendance at the park has not yet been determined.

         We maintain insurance of the type and in amounts that we believe is commercially reasonable and that are available to businesses in our industry. We maintain multi-layered general liability policies that provide for excess liability coverage of up to $100.0 million per occurrence. We have no self-insured retention, except that the self-insurance portion of claims arising out of occurrences prior to July 1, 1998 at our U.S. parks owned prior to the Six Flags acquisition is $50,000 per occurrence.

FACTORS IMPACTING ATTENDANCE -- LOCAL CONDITIONS, DISTURBANCES, EVENTS AND NATURAL DISASTERS CAN ADVERSELY IMPACT PARK ATTENDANCE.

         Lower attendance may also be caused by other local conditions or events. For example:

         o In 1994, fewer people attended our Six Flags Magic Mountain park because of the Los Angeles County earthquake, and the earthquake also significantly interrupted operation of the park.

         o Six Flags Over Georgia suffered a drop in attendance in 1996 as a result of the 1996 Summer Olympics.

         In addition, since some of our parks are near major urban areas and appeal to teenagers and young adults, there may be disturbances at one or more parks which negatively affect our image. This may result in lower attendance at the affected parks. We work with local police authorities on security-related precautions to prevent such occurrences. We can make no assurance, however, that these precautions will be able to prevent any such disturbances. We believe that our ownership of many parks in different geographic locations reduces the effects of such occurrences on our consolidated results.

ADVERSE WEATHER CONDITIONS -- BAD WEATHER CAN ADVERSELY IMPACT ATTENDANCE AT OUR PARKS; OUR OPERATIONS ARE SEASONAL.

         Because most of the attractions at our theme parks are outdoors, attendance at our parks is adversely affected by bad weather. The effects of bad weather on attendance are more pronounced at our water parks. Bad weather and forecasts of bad or mixed weather conditions can reduce the number of people who come to our parks, which negatively affects our revenues. However, we believe that our ownership of many parks in different geographic locations reduces the effect that adverse weather can have on our consolidated results.

         Our operations are seasonal. More than 90% of our annual park attendance occurs during the spring, summer and early autumn months. By comparison, most of our expenses for maintenance and costs of adding new attractions are incurred when the parks are closed in the mid to late autumn and winter months. For this reason, a quarter to quarter comparison is not a good indication of our performance or of how we will perform in the future. However, the market price of our common stock may still fluctuate significantly in response to changes in our quarterly results of operations.

COMPETITION -- THE THEME PARK INDUSTRY COMPETES WITH NUMEROUS ENTERTAINMENT ALTERNATIVES.

         Our parks compete with other theme, water and amusement parks and with other types of recreational facilities and forms of entertainment, including movies, sports attractions and vacation travel. Our business is also subject to factors that affect the recreation and leisure industries generally, such as general economic conditions and changes in consumer spending habits. The principal competitive factors of a park include location, price, the uniqueness and perceived quality of the rides and attractions, the atmosphere and cleanliness of the park and the quality of its food and entertainment.

KEY PERSONNEL -- THE LOSS OF KEY PERSONNEL COULD HURT OUR OPERATIONS.

         Our success depends upon the continuing contributions of our executive officers and other key operating personnel, including Kieran E. Burke, our Chairman and Chief Executive Officer, and Gary Story, our President and Chief Operating Officer. The complete or partial loss of their services or the services of other key personnel could adversely affect our business. Although we have entered into employment agreements with Mr. Burke and Mr. Story (which end on December 31, 1999), we cannot be certain that we will be able to retain their services during that or any extension period. If we were to lose the services of both Messrs. Burke and Story and are unable to replace them within a specified period of time we would be in default under our credit facilities.

INTERNATIONAL OPERATIONS -- OUR INTERNATIONAL OPERATIONS HAVE ADDITIONAL RISKS.

         Through our Walibi parks and our recently acquired Mexico park, we conduct some of our operations in Europe and Mexico. We also may make further acquisitions of parks in other international locations. There are risks to which we are subject that are inherent in operating abroad. Some examples of these risks can include:

         o    problems in staffing and managing foreign operations
         o    fluctuations in currency exchange rates
         o    political risks
         o    unexpected changes in regulatory requirements
         o potentially detrimental tax consequences in many locations with different tax laws

SHARES ELIGIBLE FOR FUTURE SALE -- THE PRICE OF OUR COMMON STOCK MAY DECLINE DUE TO POSSIBLE SALES OF SHARES.

         As of May 7, 1999, there were 76,866,063 shares of our common stock outstanding, all of which are transferable without restriction or further registration under the Securities Act of 1933, except for any shares held by our affiliates. In addition, we have reserved and registered under the Securities Act approximately 4,800,000 shares for currently outstanding management-held options, 5,550,000 shares for future option issuances, 9,550,000 shares issuable pursuant to our mandatorily convertible preferred stock, and approximately 70,000 shares for currently outstanding consultant-held options.

         Our officers, directors and their affiliates together hold approximately 16.5 million shares of common stock (including shares issuable upon exercise of outstanding options and warrants and shares of outstanding restricted stock, in each case subject to vesting). They can sell these securities in the public market (subject, in certain cases, to the resale conditions imposed by Rule 144). In addition, other stockholders who own approximately 7.5 million shares of common stock have the right to require us to register their shares for sale under the Securities Act. If future revenues at Kentucky Kingdom and Walibi reach certain levels, we are required to issue additional shares of common stock. In that connection in 1999, as a result of 1998 revenue levels at that park, we issued approximately 337,467 shares of common stock to the former owners of Kentucky Kingdom (which amount includes 126,402 escrowed shares). We may also issue additional shares of common stock to pay quarterly dividend payments on our mandatorily convertible preferred stock (which dividends total $46.6 million over two years). The sale or expectation of sales of a large number of shares of common stock or securities convertible into common stock in the public market at any time after the date of this prospectus might negatively affect the market price of the common stock.

ANTI-TAKEOVER PROVISIONS -- ANTI-TAKEOVER PROVISIONS LIMIT THE ABILITY OF STOCKHOLDERS TO EFFECT A CHANGE IN CONTROL OF PREMIER.

         Certain provisions in our Certificate of Incorporation and in our debt instruments and those of our subsidiaries may have the effect of deterring transactions involving a change in control of Premier, including transactions in which stockholders might receive a premium for their shares.

         Our Certificate of Incorporation provides for the issuance of up to 5,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. The authorization of preferred shares empowers our board of directors, without further stockholder approval, to issue preferred shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. If issued, the preferred stock could be used to discourage, delay or prevent a change of control of Premier. We have no current plans to issue any preferred stock.

         In addition, we have a rights plan which gives each holder of our common stock the right to purchase a share of junior preferred stock in certain events which would constitute a change of control. The rights plan is designed to deter third parties from attempting to take control of Premier.

         In addition, we are subject to the anti-takeover provisions of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change of control of Premier. Furthermore, upon a change of control, the holders of substantially all of our outstanding indebtedness are entitled at their option to be repaid in cash. These provisions may have the effect of delaying or preventing changes in control or management of Premier. All of these factors could materially adversely affect the price of our common stock.

         As part of the Six Flags acquisition, we obtained the exclusive right to use certain Warner Bros. and DC Comics characters in our theme parks in the United States (except in the Las Vegas metropolitan area) and Canada. Warner Bros. can terminate this license under certain circumstances, including the acquisition of Premier by persons engaged in the movie or television industries. This could deter certain parties from seeking to acquire Premier.

DIVIDENDS -- WE ARE NOT LIKELY TO PAY CASH DIVIDENDS ON OUR COMMON STOCK.

         We have not paid dividends on our common stock during the last three years, and we do not anticipate paying any cash dividends on such stock in the foreseeable future. Our ability to pay cash dividends is restricted under the indentures relating to our notes.

YEAR 2000 ISSUE -- OUR OPERATIONS COULD BE ADVERSELY AFFECTED BY DATA PROCESSING FAILURES AFTER DECEMBER 31, 1999.

         Many computer systems, software applications and other electronics currently in use worldwide are programmed to accept only two digits in the portion of the date field which designates the year. The "Year 2000 problem" arises because these systems and products cannot properly distinguish between a year that begins with "20" and the familiar "19." If these systems and products are not modified or replaced, many will fail or create erroneous results and/or may cause other related systems to fail. Our failure to correct a material Year 2000 problem could result in an interruption in or failure of certain of our normal business operations or activities. This could result in a system failure or miscalculations causing disruptions of operations, including, but not limited to, a temporary inability to process transactions.

         Our Year 2000 Project (the "Project") is in process. We have undertaken various initiatives intended to ensure that our computer equipment and software will function properly with respect to dates in the Year 2000 and thereafter. In planning and developing the Project, we have considered both our information technology ("IT") and our non-IT systems. The term "computer equipment and software" includes systems that are commonly thought of as IT systems, including accounting, data processing, telephone systems, scanning equipment and other miscellaneous systems. Those items not to be considered as IT systems include alarm systems, fax machines, monitors for park operations or other miscellaneous systems. Both IT and non-IT systems may contain embedded technology, which complicates our Year 2000 identification, assessment, remediation and testing efforts. Based upon our identification and assessment efforts to date, we are in the process of replacing the computer equipment and upgrading the software it currently uses to become Year 2000 complaint. In addition, in the ordinary course of replacing computer equipment and software, we plan to obtain replacements that are in compliance with Year 2000.

         We have initiated correspondence with our significant vendors and service providers to determine the extent such entries are vulnerable to Year 2000 issues and whether the products and services purchased from such entities are Year 2000 compliant. We expect to receive a favorable response from such third parties and it is anticipated that their significant Year 2000 issues will be addressed on a timely basis.

         We anticipate that the Project will be completed in November 1999.

         As noted above, we are in the process of replacing certain computer equipment and software because of the Year 2000 issue. We estimate that the total cost of such replacements will be no more than $1.5 million. Substantially all of the personnel being used on the Project are our employees. Therefore, the labor costs of our Year 2000 identification, assessment, remediation and testing efforts, as well as currently anticipated labor costs to be incurred by with respect to Year 2000 issues of third parties, are expected to be less than $0.8 million.

         We have not yet developed a most reasonably likely worst case scenario with respect to Year 2000 issues, but instead have focused our efforts on reducing uncertainties through the review described above. We have not developed Year 2000 contingency plans other than as described above, and do not expect to do so unless merited by the results of our continuing review.

         We presently do not expect to incur significant operational problems due to the Year 2000 issue. However, if all Year 2000 issues are not properly and timely identified, assessed, fixed and tested, there can be no assurance that the Year 2000 issue will not materially impact our results of operations or adversely affect our relationships with vendors or others. Additionally, there can be no assurance that the Year 2000 issues of other entities will not have a material impact on our systems or results of operations.

                                 USE OF PROCEEDS

         The selling stockholder will receive all of the net proceeds from the sale of the shares of common stock offered under this prospectus. We will not receive any proceeds from the sale of the selling stockholder's shares of common stock.


                               SELLING STOCKHOLDER

         Lehman Brothers Inc., who is the selling stockholder, may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock offered under this prospectus. The selling stockholder received the shares of common stock covered by this prospectus upon the repayment by Premier of its $40,700,000 principal amount promissory note. Premier had initially issued a convertible promissory note to Silver Dollar City, Inc. in connection with our acquisition of the White Water Atlanta water park (together with an adjacent family entertainment center) in May 1999. The selling stockholder purchased the promissory note from Silver Dollar City, Inc. for $40,700,000.

         The promissory note, which was payable on demand, bore interest at the Eurodollar Rate (as defined) plus 2.75%. The promissory note provided that it was prepayable by us in that number of shares of our common stock determined by dividing the aggregate amount owed under the note by an amount equal to the difference between the closing price of our common stock on the New York Stock Exchange on the trading day immediately preceding the date of such prepayment less $0.05 per share. The shares of common stock being sold under this prospectus by the selling stockholder are the shares we issued to the selling stockholder when we repaid the promissory note in full. The outstanding indebtedness under the promissory note is reduced on a dollar-for-dollar basis by the amount of proceeds received from time to time by the selling stockholder from the sale of shares of common stock offered by this prospectus.

         The selling stockholder has agreed that the maximum proceeds which the selling stockholder may realize from the sale of the common stock under this prospectus will not exceed the principal amount of the promissory note (i.e., $40,700,000) plus accrued and unpaid interest thereon. To the extent that the selling stockholder receives such maximum amount of proceeds, the seller stockholder has agreed to not sell any further shares of common stock offered by this prospectus and to return to us any such unsold shares. If, however, the selling stockholder sells all of the shares of common stock offered by this prospectus and the proceeds received by the selling stockholder is less than $40,700,000 plus accrued and unpaid interest on the promissory note (including if the selling stockholder has been unable to sell all or any portion of the shares of common stock within 60 days of the date of this prospectus for any reason), we have agreed to pay cash to the selling stockholder in the amount of such deficiency.

         In connection with the selling stockholder's acquisition of the promissory note, we agreed to file the registration statement of which this prospectus forms a part.

         Lehman Brothers has from time to time provided, and in the future may provide, certain investment banking services to us and our affiliates, for which it has received, and in the future would receive, customary fees. In addition, Lehman Brothers acted as an underwriter of our 1996, 1997 and 1998 public offerings and received customary fees in connection therewith. Furthermore, an affiliate of Lehman Brothers is a lender under each of our two credit facilities.

         The following table sets forth information with respect to the ownership by the selling stockholder of our shares of common stock.



                                  Common Stock                            Common Stock
                                 Owned Prior to                            Owned After
Name                                Offering           Shares Offered       Offering
----                             --------------        --------------     ------------
Lehman Brothers Inc.                                                            --


           UNAUDITED PRO FORMA STATEMENT OF OPERATIONS AND OTHER DATA

         The following unaudited pro forma statement of operations and other data of Premier is based upon and should be read in conjunction with the historical financial statements of Premier and Six Flags, which are incorporated herein by reference.

         The unaudited pro forma statement of operations and other data for the year ended December 31, 1998 (i) gives effect to the acquisitions of Six Flags and Walibi and the financings associated with the transactions (including the issuance of mandatorily convertible preferred stock and common stock) as if they had occurred on January 1, 1998 (except in the case of Six Flags, which was treated as if it occurred December 29, 1997, the first day of the 1998 fiscal year of Six Flags), and (ii) does not include the effect of Premier's May 1999 acquisitions.

         The pro forma statement of operations and other data is for informational purposes only, has been prepared based upon estimates and assumptions deemed by Premier to be appropriate and does not purport to be indicative of the results of operations which would actually have been attained if the acquisitions had occurred as presented in the statement or which could be achieved in the future.

                               PREMIER PARKS INC.

           UNAUDITED PRO FORMA STATEMENT OF OPERATIONS AND OTHER DATA

                          YEAR ENDED DECEMBER 31, 1998
                  (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)


                                                             Historical        Historical
                                                            Six Flags for      Walibi for
                                               Historical  Period Prior to   Period Prior to   Combined   Pro Forma     Company
                                                Premier    April 1, 1998(1)  April 1, 1998(2)  Company   Adjustments   Pro Forma
                                                -------    ----------------  ----------------  -------   -----------   ---------
REVENUE:
       Theme park admissions ................   $ 423,461    $  15,047        $    883        $ 439,391   $     --    $  43,391
       Theme park food, merchandise
            and other .......................     399,166        8,356         339,146          399,146         --      399,146
                                                ---------    ---------        --------        ---------   --------    ---------
            Total revenue ...................     813,627       23,403           1,507          838,537         --      838,537
                                                ---------    ---------        --------        ---------   --------    ---------

OPERATING COSTS AND EXPENSES:
            Operating expenses ..............     297,266       56,307          4,626           358,199    (10,628)(3)  347,571
            Selling, general and
                   administrative ...........     126,985       54,711          3,407           185,103    (35,433)(3)  149,670
            Noncash compensation ............       6,362           --             --             6,362         --        6,362
            Costs of products sold ..........     103,051        2,757            248           106,056         --      106,056
            Depreciation and amortization ...     109,841       17,629          3,214           130,684      6,440(4)   137,124
                                                ---------    ---------        --------        ---------   --------    ---------

                   Total operating costs
                   and expenses .............     643,505      131,404         11,419           786,404    (39,621)     746,783
                                                ---------    ---------        --------        ---------   --------    ---------

            Income (loss) from operations ...     170,122     (108,001)        (9,988)           52,133     39,621       91,754
                                                ---------    ---------        --------        ---------   --------    ---------

OTHER INCOME (EXPENSE):
            Interest expense, net ...........    (115,849)     (22,508)          (889)         (139,246)   (16,655)(5) (155,901)
            Equity in operations of theme
                   park partnerships ........      24,054      (13,152)            --            10,902         --       10,902
            Minority interest ...............        (960)          --             --              (960)        --         (960)
            Other expense ...................      (1,023)          --             (1)           (1,024)        --       (1,024)
                                                ---------    ---------        --------        ---------   --------    ---------

                   Total other income
                   (expense) ................     (93,778)     (35,660)          (890)         (130,328)   (16,655)    (146,983)
                                                ---------    ---------        --------        ---------   --------    ---------


            Income (loss) before income taxes      76,344     (143,661)       (10,878)          (78,195)    22,966      (55,229)
            Income tax expense (benefit) ....      40,716           --         (4,786)           35,930    (38,038)(6)   (2,108)
                                                ---------    ---------        --------        ---------   --------    ---------
            Income (loss) before
                   extraordinary loss .......    $ 35,628    $(143,661)      $ (6,092)        $(114,125)  $ 61,004    $ (53,121)
                                                ---------    ---------        --------        ---------   --------    ---------
                                                ---------    ---------        --------        ---------   --------    ---------

           Income (loss) applicable to common
            stock ...........................    $ 18,162           (7)            (7)                                $ (76,409)(7)
                                                ---------                                                             ---------
                                                ---------                                                             ---------

            Income (loss) per common share ..    $   0.27           (7)            (7)                                $   (1.01)(7)
                                                ---------                                                             ---------
                                                ---------                                                             ---------

            Weighted average shares .........      66,430                                                             $  75,617(7)
                                                ---------                                                             ---------
                                                ---------                                                             ---------

OTHER DATA:
EBITDA(8) ...................................    $286,325    $ (90,372)      $ (6,774)        $ 189,179    $ 46,061   $(235,240)
                                                ---------    ---------        --------        ---------   --------    ---------
                                                ---------    ---------        --------        ---------   --------    ---------

Adjusted EBITDA(9) ..........................    $321,733    $(102,077)      $ (6,774)        $ 212,882    $ 46,061   $(258,943)
                                                ---------    ---------        --------        ---------   --------    ---------
                                                ---------    ---------        --------        ---------   --------    ---------

Net cash provided by (used in) operating
  activities ................................    $119,010    $ (54,779)      $ (7,663)        $  56,568    $ 38,478   $  95,046
                                                ---------    ---------        --------        ---------   --------    ---------
                                                ---------    ---------        --------        ---------   --------    ---------


                               PREMIER PARKS INC.

       NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS AND OTHER DATA

                          YEAR ENDED DECEMBER 31, 1998
                  (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

BASIS OF PRESENTATION

         The accompanying unaudited pro forma statement of operations and other data for the year ended December 31, 1998 has been prepared based upon certain pro forma adjustments to historical financial information of Premier and the pre-acquisition historical financial information of Six Flags and Walibi. Premier acquired Six Flags on April 1, 1998 and Walibi on March 26, 1998.

         The unaudited pro forma statement of operations and other data for the year ended December 31, 1998 has been prepared assuming the acquisitions and the related financings (including the issuance of mandatorily convertible preferred stock and common stock) occurred on January 1, 1998 (except in the case of Six Flags, which was treated as if it was acquired on December 29, 1997, the first day of the 1998 fiscal year of Six Flags). The unaudited pro forma statement of operations should be read in conjunction with the financial statements of Premier, which are incorporated herein by reference.

PRO FORMA ADJUSTMENTS

1. The results of Six Flags included herein represent the operations of Six Flags for the period from December 29, 1997 to March 31, 1998, prior to Premier's acquisition of Six Flags.

2. The results of Walibi included herein represent the operations of Walibi for the period from January 1, 1998 to March 26, 1998, prior to Premier's acquisition of a controlling interest in Walibi. The results of Walibi are in Belgium Francs ("BEF") and are accounted for using generally accepted accounting principles of Belgium. The following table reflects the adjustment of the Walibi statement of operations for the period January 1, 1998 to March 26, 1998 to conform to U.S. generally accepted accounting principles and U.S. dollars (using an average exchange rate for the period of 37.500 BEF to US$1):

                               Premier Parks Inc.

       Notes to Unaudited Pro Forma Statement of Operations and Other Data

                          Year Ended December 31, 1998
                  (All amounts in thousands, except share data)


                                           Amount    Accounting    Adjusted     Amount
                                          (in BEF)   Adjustments    Amount     (in US $)
                                          --------  ------------   --------    ---------
Revenue:
Theme park admissions                      33,122          --      33,122      $  883
Theme park food, merchandise and other     23,296         112      23,408         624

Total revenue                              56,418         112      56,530       1,507


Operating costs and expenses:
Operating expenses                        184,288     (10,800)    173,488       4,626
Selling, general and administrative       127,774          --     127,774       3,407
Costs of products sold                      9,310          --       9,310         248
Depreciation and amortization             120,678        (149)    120,529       3,214

Total operating costs and expenses        442,050     (10,949)    431,101      11,495
                                         --------    --------    --------    --------


Income (loss) from operations            (385,632)     11,061    (374,571)     (9,988)
                                         --------    --------    --------    --------

Other income (expense):
Interest expense, net                     (33,324)         --    (33,324)       (889)
Other expense                                 (14)         --        (14)         (1)
                                         --------    --------    --------    --------

Total other expense                       (33,338)         --    (33,338)       (890)
                                         --------    --------    --------    --------


Income (loss) before taxes               (418,970)     11,061    (407,909)    (10,878)
Income tax expense (benefit)             (175,066)     (4,398)   (179,464)     (4,786)
                                         --------    --------    --------    --------

Net income (loss)                        (243,904)     15,459    (228,445)   $(6,092)
                                         --------    --------    --------    --------
                                         --------    --------    --------    --------


3. Adjustments reflect the elimination of compensation expense associated with stock option payments resulting from the acquisition of Six Flags that were recognized during the pre-acquisition period from December 28, 1997 to March 31, 1998.

4. Adjustment reflects the elimination of historical depreciation and amortization of $20,819 for Six Flags and Walibi and the inclusion of estimated pro forma depreciation of $14,647 and amortization of $12,612.

5. Adjustment reflects additional interest expense associated with debt incurred by Premier in connection with the acquisitions, net of (a) the elimination of the historical interest expense associated with Premier and Six Flags credit facilities previously outstanding and the long-term debt of Walibi, and (b) the amortization of the fair value adjustments for Six Flags long-term debt assumed as a result of the Six Flags acquisition. Issuance costs associated with the borrowings are being amortized over their respective terms. The components of the adjustments are as follows:

                               Premier Parks Inc.

       Notes to Unaudited Pro Forma Statement of Operations and Other Data

                          Year Ended December 31, 1998
                  (All amounts in thousands, except share data)

Interest expense on Premier credit facility for the period prior to April 1, 1998
(at an 8.0% interest rate)                                                                      $ (4,400)
Interest expense on Six Flags credit facility for the period prior to April 1,
1998 (at an 8.0% interest rate)                                                                   (8,200)
Interest expense on the Six Flags zero coupon notes for the period prior to
April 1, 1998 (at a 6.5% interest rate)                                                           (2,600)
Interest expense on the Six Flags Theme Parks Inc. 12 1/4% senior subordinated
notes (at a 10.3% interest rate)                                                                  (7,337)
Interest expense on the Six Flags 87/8% senior notes for the period prior to
April 1, 1998 (at an 87/8% interest rate)                                                         (3,772)
Interest expense on Premier 10% senior discount notes prior to April 1, 1998
(at a 10% interest rate)                                                                          (6,293)
Interest expense on Premier 9 1/4% senior notes prior to April 1, 1998 (at a
9 1/4% interest rate)                                                                             (6,475)
Interest expense from the amortization of issuance costs
                                                                                                  (1,570)
Interest expense from commitment fees on Premier and Six Flags credit
facilities                                                                                          (773)
Interest expense on Walibi indebtedness                                                           (1,570)
Elimination of historical interest expense - Premier                                               2,785
Elimination of historical interest expense - Six Flags                                            22,661
Elimination of historical interest expense - Walibi                                                  889
                                                                                                ---------
                                                                                                $(16,655)
                                                                                                ---------
                                                                                                ---------



6. Adjustment reflects the application of income taxes to the pro forma adjustments and to the pre-acquisition operations of Six Flags and Walibi, after consideration of permanent differences, at a rate of 38%.

7. Net Income (loss) applicable to common stockholders is adjusted to reflect $5,822 of additional dividends payable to the holders of Premier's 7 1/2% mandatorily convertible preferred stock for the period prior to issuance on April 1, 1998.

         Net Income (loss) per common share and weighted average common share data are not presented for Six Flags and Walibi as the information is not meaningful.

         The calculation of pro forma weighted average shares outstanding for the year ended December 31, 1998 is as follows:

                               Premier Parks Inc.

       Notes to Unaudited Pro Forma Statement of Operations and Other Data

                          Year Ended December 31, 1998
                  (All amounts in thousands, except share data)

         Pro forma weighted average number of common shares outstanding excluding Premier's April 1, 1998 common stock offering
           and the Walibi acquisition                                                                    38,020,000
         Common shares issued in Premier's April 1, 1998 common stock offering,
           as if issued on January 1, 1998                                                               36,800,000
         Common shares issued as partial consideration for
           the Walibi acquisition, as if issued on
           January 1, 1998                                                                                  797,000
                                                                                                        -----------

         Pro forma weighted average number of common shares outstanding                                  75,617,000
                                                                                                        -----------
                                                                                                        -----------


8. EBITDA is defined as earnings before interest expense, net, income tax expense (benefit), depreciation and amortization, equity in operations of theme park partnerships, minority interest, and noncash compensation. Premier has included information concerning EBITDA because it is used by certain investors as a measure of Premier's ability to service and/or incur debt. EBITDA is not required by GAAP and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing and financing activities or other financial data prepared in accordance with GAAP or as an indicator of Premier's operating performance. This information should be read in conjunction with the Statement of Cash Flows contained in the financial statements incorporated by reference.

9. Adjusted EBITDA includes Premier's share of the EBITDA from the three partnership parks which are not consolidated - Six Flags Over Texas, Six Flags Over Georgia and Six Flags Marine World.

                              PLAN OF DISTRIBUTION

         The shares offered hereby are being offered on behalf of Lehman Brothers Inc., which is the selling stockholder. We will not receive any proceeds from the selling stockholder's sale of the shares of common stock.

         Any distribution of the shares covered by this prospectus by the selling stockholder may be effected from time to time in one or more of the following transactions:

         o through brokers, acting as agent in transactions (which may involve block transactions), in special offerings, in the over-the-counter market, or otherwise, at market prices obtainable at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices;

         o to dealers or underwriters who acquire shares for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to other dealers may be changed from time to time);

         o directly or through brokers or agents in private sales at negotiated prices;

         o to lenders pledged as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure, if any, under those arrangements; or

         o    by any other legally available means.

         Also, offers to purchase shares covered by this prospectus may be solicited by agents designated by the selling stockholder from time to time. Dealers, underwriters or agents participating in an offering made pursuant to this prospectus and the related registration statement may receive underwriting discounts or commissions under the Securities Act of 1933, discounts or concessions may be allowed or reallowed or paid to dealers, and brokers and agents participating in such transactions may receive brokerage or agent's commissions fees.

         Premier has been advised by the selling stockholder that it has not, as of the date of this prospectus, entered into any arrangement with an underwriter, agent or broker-dealer for the sale of its shares covered by this prospectus.

         The selling stockholder may also sell all or a portion of the shares covered by this prospectus pursuant to Rule 144 under the Securities Act of 1933, to the extent that such sales may be made in compliance with that Rule.

         The selling stockholder and any agents or broker-dealers that participate with the selling stockholder in the distribution of any of the shares covered by this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any discount or commission received by them and any profit on the resale of shares covered by this prospectus purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

         In connection with a sale of shares covered by this prospectus, the following information will, to the extent then required, be provided in a prospectus supplement relating to such sale:

         o    the number of shares to be sold,

         o    the purchase price,

         o    the public offering price,

         o    the name of any underwriter, agent or broker-dealer, and

         o any commissions, discounts or other items constituting compensation to underwriters, agents or broker-dealers with respect to the particular sale.

         Premier has agreed to pay all of the expenses incident to the registration, offering and sale of the shares to the public other than selling commissions or discounts of underwriters, broker-dealers or agents.

         The selling stockholder received the shares of common stock covered by this prospectus upon the repayment by Premier of its $40,700,000 principal amount promissory note. The promissory note provided that it was prepayable by us in that number of shares of our common stock determined by dividing the aggregate amount owed under the note by an amount equal to the difference between the closing price of our common stock on the New York Stock Exchange on the trading day immediately preceding the date of such prepayment less $0.05 per share.

         An investor may only purchase the shares being offered hereby if such shares are qualified for sale or are exempt from registration under the applicable state securities laws of the state in which such prospective purchaser resides.

         Lehman Brothers has from time to time provided, and in the future may provide, certain investment banking services to us and our affiliates for which it has received, and in the future would receive, customary fees. In addition, Lehman Brothers acted as an underwriter of our 1996, 1997 and 1998 public offerings and received customary fees in connection therewith. Furthermore, an affiliate of Lehman Brothers is a lender under each of our two credit facilities.


                                  LEGAL MATTERS

         Our counsel, Thelen Reid & Priest LLP of New York, New York, will issue an opinion to us on certain legal matters relating to the shares of common stock.

                                     EXPERTS

         The consolidated financial statements of Premier Parks Inc. and subsidiaries as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         Ernst & Young LLP, independent auditors, have audited the financial statements of Six Flags Entertainment Corporation as of December 28, 1997 and December 29, 1996 and for each of the three years in the period ended December 28, 1997 included in our Registration Statement on Form S-3 (File No. 333-46897), as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Six Flags Entertainment Corporation's financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         Premier Parks Inc. will pay all expenses related to the offering and sale to the public of the securities being registered. Such expenses are set forth in the following table. All the amounts shown are estimates, except the SEC registration fee.

     SEC Registration Fee.....................................     $11,926.20
     Legal Fees and Expenses..................................      10,000.00
     Miscellaneous............................................       3,073.80
                                                                   ----------
     Total....................................................     $25,000.00
                                                                   ----------
                                                                   ----------



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Certificate of Incorporation of Premier Parks Inc. ("Premier") provides that it will to the fullest extent permitted by the General Corporation Law of the State of Delaware (the "GCL"), as amended from time to time, indemnify all persons whom it may indemnify pursuant to the GCL. Premier's By-laws contain similar provisions requiring indemnification of Premier's directors and officers to the fullest extent authorized by the GCL. The GCL permits a corporation to indemnify its directors and officers (among others) against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought (or threatened to be brought) by third parties, if such directors or officers acted in good faith and in a manner they reasonably believe to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of Premier, indemnification may be made for expenses (including attorneys' fees) actually and reasonably incurred by directors and officers in connection with the defense or settlement of such action if they had acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of Premier, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged liable to Premier unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses. The GCL further provides that, to the extent any director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in this paragraph, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. In addition, Premier's Certificate of Incorporation contains a provision limiting the personal liability of Premier's directors for monetary damages for certain breaches of their fiduciary duty. Premier has indemnification insurance under which directors and officers are insured against certain liability that may incur in their capacity as such. Section 145 of the GCL which covers the indemnification of directors, officers, employees and agents of a corporation is hereby incorporated herein by reference.

ITEM 16. EXHIBITS.

         See Exhibit Index

ITEM 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

         (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrants pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of any employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 (other than the provisions relating to insurance), or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 2, 1999.

                                  Premier Parks Inc.


                                  By: /s/ Kieran E. Burke
                                     -------------------------------------
                                      Kieran E. Burke
                                      Chairman and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below under the heading "Signatures" constitutes and appoints Kieran E. Burke, Gary Story and James F. Dannhauser, each as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) and supplements to this Registration Statement and any related Registration Statement filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and to perform each and every act and thing requisite and necessary to be done in connection with the above premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

     Signature                  Title                                  Date

/s/ Kieran E. Burke         Chairman of the Board and Chief
-----------------------     Executive Officer (Principal
    Kieran E. Burke         Executive Officer)                     June 2, 1999

/s/ Gary Story              President, Chief Operating Officer
-----------------------     and Director                           June 2, 1999
    Gary Story

/s/ James F. Dannhauser     Chief Financial Officer and Director
-----------------------     (Principal Financial and Accounting
    James F. Dannhauser     Officer)                               June 2, 1999

/s/ Paul A. Biddelman       Director                               June 2, 1999
-----------------------
    Paul A. Biddelman

/s/ Michael E. Gellert      Director                               June 2, 1999
-----------------------
    Michael E. Gellert

/s/ Sandy Gurtler           Director                               June 2, 1999
-----------------------
    Sandy Gurtler

/s/ Charles R. Wood         Director                               June 2, 1999
-----------------------
    Charles R. Wood

EXHIBITS INDEX

The following exhibits are filed as a part of this Registration Statement:


Exhibit No.:      Description
------------      -----------
   3.1:           Certificate of Incorporation of Premier Parks Inc.

                  (a)       Certificate of Incorporation of Registrant dated March 24, 1981--incorporated by reference from Exhibit 3 to Form 10-Q of Registrant for the quarter ended June 30, 1987.
                  (b)       Plan and Agreement of Merger of Registrant and Tierco, a Massachusetts business trust, dated
                            March 31, 1981--incorporated by reference from Exhibit 3 to Form 10-Q of Registrant for the quarter ended June 30, 1987.
                  (c)       Certificate of Amendment of Certificate of Incorporation of Registrant dated April 14, 1985--
                            incorporated by reference from Exhibit 3 to Form 10-Q of Registrant for the quarter ended June
                            30, 1987.
                  (d)       Certificate of Amendment of Certificate of Incorporation of Registrant dated May 8,
                            1987-incorporated by reference from Exhibit 3 to Form 10-Q of Registrant for the quarter ended
                            June 30, 1987.
                  (e)       Certificate of Amendment of Certificate of Incorporation of Registrant dated June 11, 1987--
                            incorporated by reference from Exhibit 3 to Form 10-Q of Registrant for the quarter ended June
                            30, 1987.
                  (f)       Certificate of Amendment of Certificate of Incorporation of Registrant dated April 30, 1991
                            --incorporated by reference from Exhibit 3(f) to Form 10-K of Registrant for the year ended
                            December 31, 1991.
                  (g)       Certificate of Amendment of Certificate of Incorporation of Registrant dated June 30, 1992
                            --incorporated by reference from Exhibit 3(g) to Form 10-K of Registrant for the year ended
                            December 31, 1992.
                  (h)       Certificate of Amendment of Certificate of Incorporation of Registrant dated June 23, 1993
                            --incorporated by reference from Exhibit 3(a) to Form 10-Q of Registrant for the quarter ended
                            June 30, 1993.
                  (i)       Certificate of Amendment to Certificate of Incorporation dated October 7, 1994 -- incorporated by reference from Exhibit 3(i) to Form 10-K of Registrant for the year ended December 31, 1994.
                  (j)       Certificate of Designation of Series A Junior Preferred Stock of Registrant -- incorporated by reference from Exhibit 2(1.C) to Registrant's Registration Statement on Form 8-A dated January
                            21, 1998.
                  (k)       Certificate of Amendment to Certificate of Incorporation dated June 16, 1997 -- incorporated by reference from Exhibit 3(n) to Form 10-k of Registrant for year ended December 31, 1997.
                  (l)       Certificate of Designation, Rights and Preferences for 7 1/2% Mandatorily Convertible Preferred
                            Stock of Registrant-incorporated by reference from Exhibit 4(s) to Registrant's Registration
                            Statement on Form S-3 (No. 333-45859) declared effective on March 26, 1998.
                  (m)       Certificate of Amendment of Certificate of Incorporation of Registrant dated July 24, 1998
                            --incorporated by reference from Exhibit 3(p) to Form 10-K of Registrant for the year ended
                            December 31, 1998.

   4.1:           Demand Promissory Note dated May 25, 1999 issued by the Registrant in favor of Lehman Brothers Commercial
                  Paper Inc. and the related Letter Agreement.


   4.3            Amended and Restated Rights Agreement between Premier Parks Inc. and Bank One Trust Company, as Rights
                  Agent -- incorporated by reference from Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated
                  December 15, 1997, as amended.

   5.1:           Opinion of Thelen Reid & Priest LLP.

   23.1:          Consent of KPMG LLP.

   23.2:          Consent of Ernst & Young LLP

   23.3:          Consent of Thelen Reid & Priest LLP (included in Exhibit 5.1).

   24.1:          Power of Attorney (included on the signature page hereto).